May 13, 2009
VIA FACSIMILE (703-813-6982)
Gary Newberry
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010
Dear Mr. Newberry:
I understand that you and Steve Neil, Diamond’s Chief Financial and Administrative Officer, spoke today regarding the SEC’s comment letter dated April 30, 2009. Based on that discussion, we have agreed to provide our response to the comment letter by no later than Friday, May 29, 2009.
Thank you for the accomodation on the addition time to respond, and we look forward to working with you to resolve the remaining comments.
Sincerely,
Stephen Kim
Vice President, General Counsel

cc:	Steve Neil, Chief Financial and Administrative Officer
Jim Tropp, Vice President, Controller
Todd Ojo, Sr. Director Finance